Exhibit 99.1

Crescent Point Energy Corp.

Treasury Offering of Common Shares

November 6, 2023

A base shelf prospectus and related Canadian preliminary prospectus supplement containing important information relating to securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the base shelf prospectus, any amendment to the base shelf prospectus and any applicable Canadian shelf prospectus supplement that has been filed, is required to be delivered with this document.

The issuer has filed a registration statement on Form F-10 (File No. 333-275312) (including a base shelf prospectus) and a preliminary prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. This document does not provide full disclosure of all material facts relating to the securities offered. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering, especially risk factors relating to the securities offered. You may obtain these documents free of charge by visiting the SEC's website at http://www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus (as supplemented by the prospectus supplement) if you request it by contacting BMO Capital Markets Corp., by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com or RBC Capital Markets, LLC., by telephone at 877-822-4089; Email: equityprospectus@rbccm.com.

Copies of the base shelf prospectus, registration statement on Form F-10, and the applicable prospectus supplements may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at 800-414-3627 or by email at bmoprospectus@bmo.com. Additionally, copies of these documents may be obtained upon request in Canada from RBC Capital Markets, Attn: Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 at Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com and in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com. You may also get these documents for free by visiting SEDAR+ at www.sedarplus.ca or EDGAR on the SEC website at www.sec.gov.

Terms and Conditions

Issuer:	Crescent Point Energy Corp. (the “Company”).
Offering:	Treasury offering of 48,550,000 common shares (“Common Shares”).
Offering Price:	C$10.30 per Common Share.
Issue Amount:	C$500,065,000
Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

Use of Proceeds:

The net proceeds of the offering will be used to partially fund the cash portion of the consideration in connection with its acquisition of Hammerhead Energy Inc. (the “Acquisition”), an oil and liquids-rich Alberta Montney producer. The consummation of the Acquisition is not contingent on the consummation of the Offering, and the Offering is not contingent on the consummation of the Acquisition. If the Acquisition is not completed, the Company intends to use the net proceeds from the Offering to reduce its existing indebtedness, for working capital purposes and for other general corporate purposes.

Cash Dividends:

Subject to the closing of the Acquisition, market conditions and the approval of the Company’s board of directors, the Company currently intends to pay a quarterly dividend of C$0.115 per Common Share, an increase of 15% from the Company’s existing quarterly dividend of C$0.10 per Common Share. The first dividend which purchasers under this Offering will be eligible to receive is a special cash dividend of C$0.02 per Common Share which was announced on November 2, 2023 and will be payable on November 22, 2023 to shareholders of record on November 15, 2023.

Form of Offering:

Bought deal by way of a prospectus supplement to the Company’s Canadian base shelf prospectus dated November 3, 2023, to be filed in all provinces of Canada. Registered public offering in the United States under the multijurisdictional disclosure system. In jurisdictions outside of Canada and the United States, as approved by the Company and the Underwriters, in accordance with all applicable laws provided that the registration of the Common Shares in such jurisdiction will not be required, no prospectus, registration statement or similar document is required to be filed in such jurisdiction and the Company will not be subject to any continuous disclosure requirements in such jurisdiction.

Listing:

An application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The existing common shares are listed on TSX and NYSE under the symbol “CPG”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, and DPSPs.
Joint Bookrunners:	BMO Capital Markets & RBC Capital Markets
Commission:	4.0%.
Closing:	November 10, 2023.